LEASE AGREEMENT
(Main Facility)

THIS LEASE AGREEMENT (this "Lease") is made and entered into as of November 8, 2016 (the "Lease Date"), by and between **THREE OAKS, LLC** ("Landlord") and **GRAND DESIGN RV, LLC** ("Tenant"). This lease supersedes and replaces all prior leases affecting the Premises, all of which are hereby terminated.

RECITALS

Landlord is the owner of the real estate more particularly described on attached **Exhibit A**, and the improvements on that real estate (the "Premises"), located and commonly known as 11333 CR 2, Middlebury, IN 46540. Tenant desires to Lease the Premises from Landlord. The parties accordingly agree as follows.

AGREEMENT

1.   **Lease Term**. The Tenant shall have and hold the Premises for and during the term commencing on the Lease Date, and ending at midnight on December 31, 2024 or until such earlier termination as provided in this Lease (the "Lease Term").

Tenant has the right to extend the Lease Term (the "Extension Option") for five (5) subsequent periods of five (5) years each (each five-year period is an "Extension Period").

To exercise such right, Tenant must provide written notice to Landlord on or before December 15 of the year prior to the expiration of the then-current term. By way of example, if Tenant delivers notice to Landlord on or before December 15, 2023, the first Extension Period will begin January 1, 2025, and will expire at midnight on December 31, 2029. To be effective, notice must be delivered to Landlord at the address specified in Section 22 of this Lease on or before 5:00 p.m. Eastern time, by Federal Express or other national courier delivery service that furnishes verification of delivery.

2.   **Rent**. Tenant shall pay Landlord as rent for the Premises (a) for the period through December 31, 2022, the annual sum of Nine Hundred Thousand Dollars ($900,000), payable in equal monthly installments of Seventy-Five Thousand Dollars ($75,000), (b) for the period January 1, 2023 through December 31, 2023, the annual sum of $2,000,000, payable in equal monthly installments of $166,667.00, and (c) for the period January 1, 2024 through December 31, 2024, an amount equal to the rent specified in 2.(b), above, adjusted by the CPI Amount (defined below).

Rent will be paid in advance on the first day of each and every successive month during the Lease Term, commencing with the first day of December, 2016. Such rental payments shall be made to Landlord at 358 S. Elkhart Avenue, Suite 200, Elkhart, Indiana, 46516, or at such other place or places as Landlord may designate in writing.

If Tenant exercises any extension option, rent for each year of such extension period (January 1 through December 31) will be adjusted by the CPI amount (defined below).

The "CPI Amount" means a percentage increase or decrease in rent based on the change in the Consumer Price Index between the year prior to such increase and the effective year of such increase, calculated as set forth on **Exhibit B** hereto.

3.   **Net, Net, Net Lease**. It is stipulated and understood by the Tenant and the Landlord that this is a net, net, net lease and the Tenant shall pay in addition to the rent provided in Paragraph 2 and as additional rent, all taxes, assessments or levies assessed against the Premises, all insurance premiums, utilities and all maintenance and repairs of the Premises. Tenant shall promptly pay (in addition to the rent) all water, sewerage, electric, power, gas and heating bills taxed, levied, or charged against the Premises for and during the Lease Term.

4.   **Repair and Maintenance**. Tenant will keep the interior and exterior of the Premises in good repair, including the roof and walls, replacing all broken glass with glass of the same size and quality as that broken, and will keep the Premises and appurtenances, as well as all eaves, downspouting, catch basins, drains, stools, lavatories, sidewalks, adjoining alleys and all other facilities and equipment in connection with said premises, in a clean and healthy condition, according to city or county ordinances and state laws, and the direction of the proper public officers, during the term of this Lease, at Tenant's expense, and upon the termination of this Lease in any way, will yield up the Premises to Landlord in good condition and repair (loss by fire and ordinary wear excepted) and will deliver all keys to the Premises to Landlord.

5.   **No Landlord Liability**. Landlord shall not be liable for damage caused by hidden defects or failure to keep the Premises in repair and shall not be liable for any damage done or occasioned by or from plumbing, gas, water, steam, or other pipes, or sewerage, or the bursting or leaking of pipes or of any plumbing or heating fixtures or waste or soil pipe existing in connection with the Premises, nor for damage occasioned by water, snow or ice being upon sidewalks or coming through the roof, sky-light, trap door or otherwise, nor for any damages arising from negligence of co-tenants or other occupants of the Premises, or the agents, employees or servants of any of them, or of any owners or occupants of adjacent or contiguous property.

6.   **Tenant Indemnification of Landlord**. Landlord shall not be liable for any personal injury, death or property damage or destruction or consequential damages suffered by the Tenant or any other person, occurring on or in front of the Premises, irrespective of whether such injury, death, damage or destruction is caused by a defect in the Premises or by reason of the Premises becoming out of repair or arising from any other cause whatsoever, and the Landlord shall not be liable for damage to Tenant's property or to the property of any other person which may be located in or upon the Premises and the Tenant agrees to indemnify and save harmless the Landlord from any and all claims, damages (whether compensatory, consequential or punitive) and whether determined through adjudication or settlement, and all expenses, including all attorneys' fees and costs of litigation arising out of personal injuries, death, property damage or destruction, or any other legal injury to persons or property occurring on or about the Premises.

7.   **Use of Premises; No Lease or Transfer**. Tenant will use the Premises for the manufacturing, storage, and marketing of recreational vehicles. Other than the activities associated with such use, Tenant will not allow the Premises to be used for any purpose that will increase the rate of insurance on them, nor to be occupied in whole or in part by any other person, and will not sublet the Premises or any part of them, nor assign this Lease or consent of the Landlord, which consent shall not be unreasonably withheld. The Tenant will not permit any transfer, voluntarily or

by operation of law, of any interest in the Premises acquired through this Lease, and will not permit the Premises to be used for any unlawful purpose or purposes that will injure the reputation of the Premises.

8.   **Hazardous Wastes**. As a material inducement for Landlord to enter into this Lease, Tenant represents and warrants that Tenant will maintain and use the Premises free from contamination by or from any "hazardous substances" or "hazardous wastes" (as such terms are defined and/or used in applicable state or federal law or the regulations issued under them, including, without limitation, the federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and the Resource Conservation and Recovery Act ("RCRA"). Tenant shall not engage in or permit any tenant or subtenant of Tenant under any lease or Lease affecting the Premises to engage in operations at or upon the Premises which involve the generation, manufacture, refining, transportation, treatment, storage, handling or disposal of hazardous substances or hazardous wastes except in strict compliance with all federal, state and local laws, regulations and rules and under and in compliance with all required permits. Tenant further covenants that it will not cause or permit to exist as a result of an intentional or unintentional action or omission on its part or on the part of any tenant or subtenant of Tenant under any lease affecting the Premises, the releasing, spilling, leaking, pumping, pouring, emitting, emptying or dumping from, on or about the Premises of any such hazardous substances or hazardous wastes.

Tenant agrees to indemnify and hold harmless Landlord and Lessor, its subsidiaries and affiliates, and any officer, director, shareholder, employee, or any agent of Landlord or its affiliates, subsidiaries, successors or assigns (collectively, the "Indemnified Parties"), from any and all liability, damages, costs, claims, suits, actions, legal or administrative proceedings, interest, losses, expenses, and reasonable attorneys' fees and appellate attorneys' fees (including any such fees and expenses incurred in enforcing this indemnity) resulting from, arising out of, or in any way connected with breach or alleged breach by Tenant of the provisions of the preceding paragraph of this Paragraph, including but not limited to monetary damages, expenses, injury to or the death of any person (including that of any Indemnified Party) or physical damage to property of any kind wherever located and by whomever owned (including that of any Indemnified Party) arising out of or in any way connected with the presence on, in or under the Premises of any asbestos, polychlorinated biphenyls (PCB's) or the generation, handling, storage or disposal of any hazardous substances or hazardous wastes in violation of the provisions of the preceding paragraph of this Paragraph. This indemnification is an independent covenant and shall survive the termination of this Lease.

9.   **Alteration to Premises**. No alterations, changes or additions to the Premises shall be made without first obtaining Landlord's written consent, which consent shall not be unreasonably withheld. Tenant shall make such remodeling, alterations or additions at Tenant's expense and shall promptly pay for all materials and labor involved in making them. Tenant shall not permit any liens or claims or demands of any nature to exist against the Landlord or the Premises. If any lien, claim or demand or any action for enforcement shall be filed or made against the Landlord or the Premises the Tenant shall defend at Tenant's expense and hold harmless the Landlord from any and all liability or expense arising by virtue of such claim, demand or lien or the defense of any enforcement action. Any alterations, changes or additions which are made to the Premises shall, at the option of Landlord, become a part of the Premises and remain as the property of the Landlord at the termination of this Lease. If the Landlord requires the Tenant to restore the Premises to the original condition of the

Premises before the execution of this Lease, then the Tenant shall restore the Premises to such condition at Tenant's expense, and all of the provisions of this Lease with reference to such restoration contracts, liens, demands and expenses shall apply to the restoration as well as to the original alterations, changes or additions.

10.   **Eminent Domain**. If at any time during the term of this Lease a substantial part of the Premises shall be taken for any public or quasi-public use, under any statute, or by right of eminent domain, then when possession shall have been taken of the Premises by the condemning authority, the term of this Lease, and all right of the Tenant under this Lease, shall immediately cease and terminate, and the rent shall be apportioned and paid to the time of such termination.

If less than a substantial portion of the Premises shall be so taken or condemned but the utility of the Premises to Tenant shall be destroyed by such taking or condemnation, Tenant shall have the option to terminate this Lease as of the date of such taking or condemnation by delivery of written notice of exercise of such option to Landlord, not later than thirty (30) days after the condemning authority shall have taken possession. If such option is exercised by Tenant, rent shall be apportioned to the date Tenant surrenders possession of the Premises to Landlord. If Tenant does not exercise such option to terminate this Lease, this Lease shall remain in full force and effect as to the portion of the Premises remaining, except that the rent shall be reduced in the proportion that the floor area of the building(s) on the Premises which are taken or condemned bears to the total floor area of the building (s) on the Premises. If this Lease is not terminated by reason of a condemnation, Landlord shall to the extent of severance damages received by Landlord in connection with such condemnation, repair any damage to the Premises caused by such condemnation, and Tenant shall pay any amount in excess of such severance damages required to complete such repair.

If this Lease is terminated because of condemnation, such termination shall be without prejudice to the rights of either Landlord or Tenant to recover compensation from the condemning authority for any loss or damage caused by such condemnation. Neither Landlord nor Tenant shall have any rights in or to any award made to the other by the condemning authority.

11.   **Insurance**. During the term of this Lease, the Tenant at its own cost and expense shall:

a.   Provide and keep in force in such form as shall be satisfactory to the Landlord, public liability insurance policies protecting the Landlord against any and all liability and in the amounts of not less than Two Million Dollars ($2,000,000) in respect to any one accident or disaster and in the amount of not less than Three Hundred Thousand Dollars ($300,000) in respect to injuries to any one person, and property damage of not less than Two Million Dollars ($2,000,000); Tenant shall in addition provide not less than the replacement value of the Premises under fire and extended coverage in a company satisfactory to the Landlord, and such insurance must show the Landlord and Tenant as insureds as their interests may appear. At the request of the Landlord, any mortgagee under a mortgage for the Premises shall also be shown as an insured under a mortgagee endorsement to any such insurance policy.

b.   All premiums and charges for all the policies of insurance referred to in subparagraph (a) shall be paid by the Tenant and if the Tenant shall fail to make any such payment when due, or carry any such policy, the Landlord may, but shall not be obligated to, make such payment or carry such policy, and the amount paid by the Landlord, with interest, shall be repaid to the Landlord by the Tenant on demand, and all such amounts so repayable together with interest at the rate of 8% per annum, shall be considered as additional rent, for the collection of which the Landlord shall have all of the remedies provided in this Lease or by law provided for the collection of rent. Payment by the Landlord of any such premium or the carrying by the Landlord of any such policy shall not be deemed to waive or release any default of the Tenant.

   c. Ten (10) days prior to the expiration of any policy of insurance referred to in subparagraph (a), the Tenant shall deliver to the Landlord evidence of such insurance and that such coverage is effective. Any certificate or binder evidencing insurance shall provide that at least ten (10) days written notice of any change in or cancellation of insurance coverage shall be given by the insurance company to the Landlord.

   d. The Tenant shall not violate or permit to be violated any of the conditions or provisions of any policy of insurance referred to in subparagraph (a), and the Tenant shall so perform and satisfy the requirements of the company or companies writing such policies of insurance that at all times companies of good standing satisfactory to the Landlord shall be willing to write and continue such insurance.

   e. The Tenant and the Landlord shall cooperate with each other and with the appropriate insurance carriers in connection with the collection of any insurance monies that may be due in the event of loss.

   f. The parties mutually agree to release and relieve the other, and waive their entire right of recovery against the other for loss or damage occurring in, on or about the Premises, arising out of fire or other perils resulting from the negligence of the other party, or its agents and employees, where such damage or loss is covered by fire, extended coverage or other insurance of the party sustaining the loss or damage. This release shall apply only to the extent that such loss or damage is covered by fire, extended coverage or other insurance, regardless of whether such insurance is payable to or protects the Landlord, Tenant or all parties. Nothing in this paragraph shall be construed to impose greater liability on either Landlord or Tenant than would have existed in the absence of this paragraph. This release shall be in effect only so long as the applicable insurance policies contain clauses to the effect that this release shall not affect the right of the insured to recover under such policies of fire, extended coverage or other clauses are not contained, this release shall not affect the right of the insured to recover such policies.

12. **Repair of Premises**. In the event of damage to or destruction of the Premises by fire or other casualty, the Tenant, at its sole expense, shall promptly restore the Premises as nearly as possible to their condition prior to such damage or destruction. All insurance proceeds received by the Landlord pursuant to the provisions of this Lease, less the cost if any of such recovery, shall be applied by the Landlord to the payment of the cost of such restoration, as such restoration progresses. If the proceeds of insurance are insufficient to pay the full cost of restoration or repair, the Tenant

shall pay the deficiency. If the insurance proceeds exceed such cost, the excess shall be paid to the Tenant.

13.   **Landlord Performance of Tenant's Obligations**. In case the Landlord shall pay or be compelled to pay any sum of money or do any act which shall require the expenditure of payment of any sum by reason of the failure of the Tenant, after such notice, if any, as the Tenant by the terms of this Lease may be entitled to, to perform any one or more of the terms, covenants, conditions or agreements contained in this Lease, the Tenant shall immediately repay all such amounts to the Landlord upon demand, together with interest at the rate of 8% per annum from the date of demand until fully paid to Landlord.

14.   **Tenant's Obligations on Termination**. The Tenant shall, on or before the last day of the Lease Term or its earlier termination in accordance with this Lease, peaceably and quietly leave, surrender and yield up unto the Landlord the Premises and all the buildings, improvements or additions to the Premises in good order, condition and state of repair, reasonable wear and tear (consistent with use as a manufacturing facility) and damage by the elements excepted. All movable trade fixtures or movable personal property owned by the Tenant shall be removed by the Tenant on or before the termination of the Lease Term and all property not so removed shall be deemed abandoned by the Tenant to the Landlord, subject, however, to any valid security agreements with any creditor of the Tenant.

15.   **Events of Default**. Each of the following shall be deemed a default by the Tenant and a breach of this Lease:

      a.   Failure to pay the rent, or any part of it, (except for additional rent), for a period of ten (10) days after written notice from Landlord that such rent is due.

      b.   Failure to do, observe, keep and perform any of the terms, covenants, conditions, agreements and provisions of this Lease on the part of the Tenant to be done, observed, kept and performed, including failure to pay additional rent not subject to subparagraph (a) and other sums due to Landlord under this Lease, if any, for a period of thirty (30) days after written notice mailed by Landlord to Tenant.

      c.   The abandonment of the Premises by the Tenant, the filing of a voluntary or involuntary petition under the Bankruptcy Act concerning the Tenant, the making by the Tenant of a general assignment for the benefit of creditors, the taking by the Tenant of the benefit of any insolvency act or law, the calling by Tenant of a meeting of creditors, the admission in writing by Tenant of inability to pay its obligations as they become due, the offering by Tenant of a composition to creditors of Tenant, the appointment of a permanent receiver or trustee in bankruptcy for the Tenant's property, or the appointment of a temporary receiver which is not vacated or set aside within ninety (90) days after the date of such appointment.

      d.   Dissolution of the Tenant or other disposition of all or substantially all of its assets provided, that the Tenant may, without violating the lease provisions, consolidate with or merge into another domestic corporation (that is, a corporation organized and existing under the laws of one of the States of the United States of America), or permit one or more other corporations to consolidate with or merge into it, or sell or otherwise transfer to another corporation all or substantially all of its assets as an entirety and thereafter dissolve, provided the surviving, resulting or transferee corporation, as the case may be, (i) is authorized to do business in Indiana, (ii) is a domestic corporation as described above and (iii) assumes in writing all of the obligations of Tenant under this Lease.

       e.   For the purpose of subparagraph (b) of this Paragraph, if a default is other than one which may be cured by the payment of money, no default on the part of the Tenant in the performance of work required to be performed or acts to be done or conditions to be met shall be deemed to exist if steps shall have been commenced promptly by the Tenant to rectify the failure of performance and shall be prosecuted to completion with diligence and continuity.

      In the event of any default by the Tenant, and at any time thereafter, the Landlord at Landlord's option may serve a written notice upon the Tenant that the Landlord elects to terminate this Lease upon a specified date after the date of serving such notice and this Lease shall then terminate on the date specified as if that date had been originally fixed as the expiration date of the term of this Lease. No default or failure to perform by the Tenant shall be deemed waived unless the waiver is in writing, signed by the Landlord.

      16.   **Termination**. If this Lease shall be terminated as provided in Paragraph 15, or if the Premises, or any part of them, shall be abandoned by the Tenant, the Landlord, or Landlord's agents, servants or representatives, may immediately or at any time thereafter, re-enter and resume possession of the Premises or any part so abandoned, and remove all persons and property without judicial process if this can be done without breach of the peace, or may proceed by a suitable action or proceeding at law, or by legal force or otherwise, without being liable for any damage. No re-entry by the Landlord shall be deemed an acceptance of a surrender of this Lease or a liquidation or satisfaction to any extent whatever of Tenant's liability to pay rent as provided in this Lease. Landlord shall, however, upon taking possession of the Premises attempt reasonably to re-rent the Premises at a reasonable rental to a suitable tenant as quickly as possible.

      17.   **Re-Letting Premises**. If this Lease shall be terminated as provided in Paragraph 15, or if the Premises, or any part of them, shall be abandoned by the Tenant, the Landlord may in its own name, but as agent for the Tenant, if the Lease be not terminated, or if the Lease be terminated, in its own behalf relet the whole or any portion of the Premises, for any period equal to or greater or less than the remainder of the Lease Term, for a reasonable rental, to any lessee which the Landlord believes suitable and satisfactory and for any use and purpose which Landlord may deem appropriate. In no event shall the Landlord be under any obligation to relet the Premises for any purpose which the Landlord may regard as injurious to the Premises, or to any lessee which the Landlord, in Landlord's sole discretion, shall deem to the objectionable. The Landlord shall not in any event be required to pay the Tenant any surplus of any sums received by the Landlord on a re-letting of the Premises in excess of the rent reserved in this lease.

      18.   **Remedies**. If this Lease be terminated as provided in Paragraph 15, or if the Premises shall have been abandoned and whether or not the Premises be relet, the Landlord shall be entitled

to recover from the Tenant, and the Tenant shall pay to the Landlord, the following:

        a.   All reasonable costs and charges for the care of the Premises while vacant;

        b.   An amount equal to the amount of all rent and additional sums, if any, due under this Lease, less the rent, if any, collected by the Landlord from the date of re-letting the Premises through the date on which the Lease Term would have expired under Paragraph 1 had the lease not been earlier terminated. Such rent collected on re-letting by the Landlord shall be computed by deducting from the gross rent collected all expenses incurred by the Landlord in connection with the reletting of the Premises; and

        c.   Such costs and expenses, if any, to which Landlord shall be entitled under paragraph 26 of this Lease.

19.   **No Waiver**. It is expressly agreed that no waiver shall be deemed to result from the failure of Landlord to require strict performance of any condition, covenant or agreement, but only a written waiver signed by Landlord shall be effective as a waiver. A waiver on one occasion or concerning a particular provision of this Lease shall not estop the Landlord from enforcing such condition, covenant or agreement at any other time, nor be deemed a waiver of any other condition, covenant or agreement.

20.   **Inspection; Signs**. Landlord, the Landlord's, or any of them, shall at all times on reasonable notice (which need not be written, notwithstanding anything to the contrary in Paragraph 22) during business hours be permitted on or about the Premises for the purpose of inspecting the Premises. If Tenant has not notified Landlord of its intention to extend the lease as provided in paragraph 1, then Landlord during the three (3) months preceding the expiration of the Lease Term the Landlord or Landlord's agents shall have the right to place notices on the front or any part of the Premises, offering the Premises "For Rent" or "For Sale" and the Tenant shall permit those notices to remain without hindrance or molestation.

21.   **Modification Only in Writing**. None of the terms, covenants, conditions and agreements of the Lease shall in any manner be revoked, waived or modified, nor shall term of the Lease or any part of it be surrendered except by a written instrument signed by both Landlord and Tenant.

22.   **Notices**. Any notices required or permitted to be given under this Lease either by Landlord to the Tenant, or by the Tenant to the Landlord shall be in writing and shall be deemed given when the party giving such notice shall have deposited such notice in the United States mail with the proper postage prepaid, addressed to the other party as that party shall have furnished for that purpose. Until notice of a different address is given by a party, notices may be given to the respective parties at the following addresses:

If to Landlord:

    Three Oaks, LLC
    22245 Sunset Lane
    Middlebury, IN 46540
    Attention: Don Clark, President

If to Tenant:

    Grand Design RV, LLC
    11333 County Road 2
    Middlebury, IN 46540
    Attention: Don Clark, President

23.   **Quiet Enjoyment**. So long as the Tenant pays the rent, and all sums owed by Tenant under this Lease, and fully performs all the terms, covenants, conditions and agreements of this Lease required to be performed by the Tenant, the Tenant shall peaceably and quietly enjoy the Premises, subject however to the terms of this Lease.

24.   **Consent to Assignments and Mortgage by Landlord**. Landlord will obtain, from any Lender that now has or may in the future have a mortgage lien on the Premises, a commercially reasonable subordination, non-disturbance and attornment agreement ("SNDA") that provides that so long as Tenant continues to pay rent and perform the other obligations of Tenant under this Lease, the Tenant's rights under this Lease will not be terminated or disturbed.; Subject to the foregoing, (a) this Lease will be subject and subordinate to any mortgage covering the Premises; and (b)Tenant consents to the assignment of this Lease by Landlord to any bank or banking institution or other lending agency as security for a loan or mortgage on the Premises, and Tenant consents to the granting by Landlord of a mortgage or mortgages in the Premises or any part of them.

25.   **Taxes**. The Tenant shall pay all taxes and assessments on the Premises which become payable during the Lease Term. The Landlord shall furnish to the Tenant a copy of official statements from the appropriate governmental authority indicating the total amount of taxes or assessments on the Premises. The Tenant shall pay the full amount of such taxes and assessments on or before the due date, and furnish copies of receipts or other evidence showing such payments.

The Tenant shall have the right to contest and review by legal proceedings, instituted and conducted by the Tenant at the Tenant's own expense and free of expense to the Landlord or the Lessor, any real estate taxes, assessments, or other charges imposed upon or against the Premises. If the Tenant exercises its right to review by legal proceedings any such real estate taxes, assessments, or other charges imposed upon or against the Premises, the Tenant shall continue to pay as they become due and payable, the full amount of such taxes, assessments, other charges under protest, if it be so advised. The term "legal proceedings" includes appropriate appeals of any judgments, decrees, orders and certiorari proceedings and appeals of orders in such proceedings, to and including appeals to the court of last resort.

26.   **Legal Fees**. If either party to this Lease seeks to enforce such party's rights under this

Lease by legal proceedings, the non-prevailing party shall pay all costs and expenses incurred by the prevailing party including, without limitation, all reasonable attorneys' fees.

27. **Recording**. This Lease shall not be recorded unless agreed to in writing by both Landlord and Tenant. Landlord and Tenant shall, at the option of Tenant, execute and deliver a memorandum of this Lease in recordable form, but any memorandum of this Lease shall not in any circumstances be deemed to change or modify any of the provisions of this Lease, the provisions of which shall in all instances prevail.

28. **Merger of Prior Leases**. Any prior lease of the Premises between the Landlord and Tenant is revoked in its entirety, and this Lease shall supersede any existing lease of the Premises between the Landlord and Tenant.

29. **Successors**. All the terms, covenants, conditions and agreements contained in this Lease shall in every case be binding upon the respective successors and assigns of the respective parties hereto.

30. **Captions**. Captions used in this Lease are for convenience of reference only and are not intended to have any substantive effect.

31. **Rights Cumulative**. The rights given to the Landlord in this Lease are in addition to any rights that may be given to the Lessor by any statute, rule of law or otherwise. This Lease shall be governed by and construed under the laws of the State of Indiana.

32. **Restrictions Applicable to the Landlord and the Property**. Until this Lease expires or is terminated in accordance with the terms hereof,, Landlord agrees to be bound (and all of Landlord's successors and assigns will be bound) by and comply with: (a) certain restrictions on voting rights for members of Landlord, as described on **Exhibit C** hereto; (b) certain restrictions on the sale or transfer of the Premises, or any interest in the Premises, or any ownership interest in Landlord, as described on **Exhibit D** hereto; and (c) an agreement to provide Tenant with a right of first offer on the Premises, as described on **Exhibit E** hereto.

[Signatures Shall Appear on Immediately Subsequent Page]

[Remainder of Page Intentionally Left Blank]

"LANDLORD"
THREE OAKS, LLC

By: _____
       Printed Name: Don Clark
Its: President

ATTEST:

_____
_____
(Printed Name and Title

"TENANT"
GRAND DESIGN RV, LLC

By: _____
       Printed Name: Don Clark
Its: President

ATTEST:

_____
_____
(Printed Name and Title

STATE OF indiana   )

) SS

COUNTY OF elkhart   )

Before me, the undersigned, a Notary Public in and for said County and State, appeared before me, Don Clark, the President of Three Oaks, LLC, and as such officer for and on behalf of said corporation, acknowledged the execution of the foregoing Lease Agreement as the free act and deed of said corporation as of the date first set forth above.

Witness my hand and Notarial Seal.

My Commission Expires: _____

                                        _____, Notary Public

_____   Residing in _____ County, _____

STATE OF INDIANA   )

) SS

COUNTY OF ELKHART   )

Before me, the undersigned, a Notary Public in and for said County and State, appeared before me, Don Clark, the President of Grand Design RV, LLC, and as such officer for and on behalf of said corporation, acknowledged the execution of the foregoing Lease Agreement as the free act and deed of said corporation as of the date first set forth above.

Witness my hand and Notarial Seal.

My Commission Expires: _____

                                        _____, Notary Public

_____   Residing in _____ County, _____

This instrument was prepared by Joel D. Duthie of the law firm of Barnes & Thornburg LLP, 121 West Franklin Street, Suite 200, Elkhart, Indiana 46516, (574) 293-0681. I affirm, under the penalties for perjury, that I have taken reasonable care to redact each Social Security number in this document, unless required by law. Joel D. Duthie.

EXHIBIT A

The following described real estate located in Elkhart County, Indiana:

Property Address: 11333 CR 2, Middlebury, IN 46540

File No.: 12-26671

Lot Numbered One (1) as the said Lot is known and designated on the recorded Plat of Four Seasons' Planned Unit Development, a Replat of Lot 5 Edgar Millers Planned Unit Development in York Township, Elkhart County, Indiana, said Plat being recorded in Plat Book 23, page 55 in the Office of the Recorder of Elkhart County, Indiana.

ALSO:

Lots Numbered Three (3) and Four (4) as the said Lots are known and designated on the recorded Plat of 13 North Industrial Park, a Replat of Lots 1, 3, 4 and 7 of Edgar Millers' Planned Unit Development, in York Township, Elkhart County, Indiana, said Plat being recorded in Plat Book 28, page 13 in the Office of the Recorder of Elkhart County, Indiana.

EXCEPTING that part deeded to the State of Indiana for highway purposes:

A part of Lots 3-4 of Edgar Miller's P.U.D. the plat of which is recorded as Instrument #97-006038 and a part of Lot 1 of Four Seasons P.U.D. the plat of which is recorded as Instrument #97-012231 all in the Office of the Recorder of Elkhart County, Indiana, and being all that part of the grantor's land lying within the right-of-way lines depicted on the attached Right of Way Parcel Plat, described as follows:

Commencing at a point #81 on said plat, which point is on the Northwestern boundary of U.S. 131 and the Northeast corner of said Lot 3; thence along said boundary Southwesterly 116.23 feet (35.428 meters) along an arc to the left and having a radius of 3,852.09 feet (1174.116 meters) and subtended by a long chord having a bearing of South 11 degrees 9 minutes 3 seconds West and a length of 116.23 feet (35.426 meters); thence South 10 degrees 17 minutes 11 seconds West 261.62 feet (79.742 meters) along the boundary of said U.S. 131; thence along said boundary Southwesterly 259.52 feet (79.103 meters) along an arc to the left and having a radius of 53,074.64 feet (16177.150 meters) and subtended by a long chord having a bearing of South 10 degrees 8 minutes 47 seconds West and a length of 259.52 feet (79.103 meters) to the Southwestern line of the grantor's land; thence South 80 degrees 15 minutes 5 seconds West 15.93 feet (4.854 meters) on said Southwestern line; thence Northeasterly 264.98 feet (80.766 meters) along an arc to the right and having a radius of 53,089.60 feet (16181.710 meters) and subtended by a long chord having a bearing of North 10 degrees 8 minutes 37 seconds West and a length of 264.98 feet (80.766 meters) to point #88 on said plat; thence North 10 degrees 17 minutes 11 seconds East 261.62 feet (79.742 meters) to point #39 on said plat; thence Northeasterly 10.17 feet (3.101 meters) along an arc to the right and having a radius of 3,867.07 feet (1178.684 meters) and subtended by a long chord having a bearing of North 10 degrees 21 minutes 43 seconds East and a length of 10.17 feet (3.101 meters) to point #41 on said plat; thence North 19 degrees 15 minutes 2 seconds East 107.35 feet (32.721 meters) to the point of beginning.

EXHIBIT B

The CPI Amount

This Exhibit B shall govern the calculation of Base Rent increases that are subject to the CPA Amount.

1.   Each calculation shall be made as of January 1. Each January 1 following December 31, 2023, is called an "Adjustment Date".

2.   For the each Adjustment Date, the year-end average Index (as defined below) that was effective the year prior to the Adjustment Date shall be the Beginning Index (e.g. -- if the Adjustment Date is January 1, 2024, the Beginning Index will be the year-end average Index for calendar year 2022); and the Index that is effective on the Adjustment Date shall be the Extension Index (e.g. - if the Adjustment Date is January 1, 2024, the Extension Index will be the year-end average Index for calendar year 2023). As of the Adjustment Date, Base Rent shall be the amount equal to the Base Rent payable during the previous month of the term multiplied by a fraction, the numerator of which is the applicable Extension Index and the denominator of which is the Beginning Index. For each Adjustment Date thereafter, the Extension Index for the preceding year shall be the Beginning Index, and the new Extension Index shall be the average year-end Index for the calendar year prior to the Adjustment Date..

3.   The Index shall be the Consumer Price Index as published by the United States Bureau of Labor Statistics (All Items) for the Midwest Region. If the Index is changed so that a base period other than 1982-84 shall equal 100, then such Index shall be converted in accordance with the conversion factors published by the United States Bureau of Labor Statistics. If such Index is discontinued or revised, the Index designated as the successor or substitute Index by the government of the United States shall be substituted. If no Index is so designated, Landlord and Tenant shall reasonably agree upon an Index prepared by an appropriate government entity, corporation or other entity.

4.   If an applicable Index is not available as of an Adjustment Date, then: (i) Tenant shall continue to pay Base Rent in an amount equal to 102% of the Base Rent paid immediately prior to such Adjustment Date; and (ii) Landlord and Tenant will agree to a substantially similar replacement Index; and (iii) Tenant shall within ten days of such agreement pay to Landlord all additional amounts owed as of the relevant effective date (or receive a credit for overpaid rent), and (iv) the Base Rent shall be increased or decreased by the same amount until the next subsequent Adjustment Date or the end of the Term, as appropriate.

EXHIBIT C

Restrictions on Member Voting Rights

Until this Lease expires or is terminated in accordance with its terms:

Mr. Don Clark will not have any voting rights in any entity that owns all or any portion of the Premises.

EXHIBIT D

Restrictions on Transfer of Property or
Membership Interests of Landlord

Until this Lease expires or is terminated in accordance with its terms:

Landlord will not sell, transfer, or convey the Premises, or any fractional interest in the Premises (including, without limitation, any lien or mortgage on the Property), to any person or entity that engages in or holds any ownership interest in an entity that engages in a business activity that is competitive with Tenant.

EXHIBIT E

Right of First Offer

1.   Landlord hereby grants Tenant the following right of first offer to purchase the Premises from Landlord (the "**First Offer Right**"), which First Offer Right will remain in effect during the Term of the Lease (as extended by Tenant). If during such Term of the Lease Landlord elects to sell, transfer, assign, or otherwise convey the Property or any part thereof ("**Transfer**") to a third party ("**BFP**"), Landlord shall first notify Tenant in writing of such intention (the "**Notice**"), which Notice shall be delivered by Federal Express in a manner than enables tracking and verification of delivery, and which Notice will include: (i) a date (which shall not be less than 60 days from the date of the Notice) in which Landlord would like to close on such transaction, and (ii) the minimum price that Landlord will accept for the Property (which price must be at or below Landlord's reasonable and good faith estimate of such property's market value) (the "**Sales Price**"). Tenant shall have 30 days following their receipt of the Notice to elect to purchase the Property by giving written notice of such election to Landlord ("**Acceptance Notice**"). If such Acceptance Notice is timely given by Tenant, the parties shall in good faith enter into a commercially reasonable purchase agreement providing for the purchase of the Property by Tenant at 98% of the Sales Price, with customary earnest money, contingencies and title examination, and the closing shall occur no later than the date set forth in the Notice. If the Acceptance Notice is not timely given by Tenant, Landlord may proceed to sell the Property to any BFP so long as the consideration given by such BFP is not less than the Sales Price set forth in the Notice. In the event of such a sale to a BFP, Tenant shall have no further right under this paragraph 1 to purchase the Property. Further, if Landlord intends to sell the Property to a BFP at less than 98% of the Sales Price set forth in the Notice (notwithstanding any lack of a timely Acceptance Notice by Landlord), the First Offer Right hereunder shall remain in full force and effect and Landlord is obligated to re-offer to sell the Property to Tenant in accordance with the foregoing provisions of this paragraph 1 at such lower price (except that Tenant shall only have fifteen (15) days instead of thirty (30) days to provide an Acceptance Notice). Upon the expiration of the Offer Period, Tenant's rights hereunder will lapse and this Agreement will terminate automatically, time being of the essence.

2.   Successors and Assigns. Except as set forth in the following sentence, this Agreement shall be binding upon, and inure to the benefit of the parties hereto and their respective successors and assigns. The rights granted to Tenant hereunder are personal to Tenant and may not be assigned.